SM&R INVESTMENTS, INC.
SPECIAL SHAREHOLDERS? MEETING
February 16, 2010 at 9:00 a.m.







Purposes:

To approve or reject a plan of Liquidation and Dissolution pursuant to which each of the SM&R Investments, Inc.'s Tax Free Fund and Primary Fund Series assets will be liquidated, known liabilities satisfied and remaining proceeds distributed to shareholders.

Act on such other matters as may properly come before the meeting on any adjournment or adjournments thereof.


Voting Results

				    FOR	         AGAINST

	SM&R Primary Fund	3,177,874.296	32,009.232
				76.249%		0.008%

	SM&R Tax Free Fund	1,182,082.137	360.927
				89.91%		0.00%